The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

July 7, 2023

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Scott Lee

Asen Parachkevov

Jeffrey Long

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Registration Statement Under the Securities Act of 1933 on Form N-14, filed on June 6, 2023 File Numbers 333-272445; 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on June 26, July 3 and July 6, 2023 (the “Comments”) relating to the registration statement filed on Form N-14 (the “N-14 Registration Statement”) on June 6, 2023, regarding the Reorganization (the “Reorganization”) of the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund (each a “Target Fund” and collectively the “Target Funds”), each a series of Professionally Managed Portfolios, into the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund, respectively (each an “Acquiring Fund” and collectively the “Acquiring Funds” and, together with the Target Funds, the “Funds”), each a newly registered series of the Trust. A revised pre-effective amendment (“Pre-Eff. No. 1”) to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. Defined terms used and not defined herein have the meanings given to them in the Registration Statement.

I.	Legal Examiner’s Comments

General

Comment #1

The Staff provides the following standard comments:

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July 7, 2023

a.       Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.
c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Comment #2

Please confirm whether the Fund has received a tax letter. If not the Fund needs to (a) state that the letter will note that the Reorganization will not result in any taxable gain or loss to shareholders; (b) provide an undertaking they will file the letter in a post-effective, and (c) get consent from counsel providing the tax letter.

Response #2

The Registrant confirms that it will receive a tax opinion that states that the Reorganization will not result in any taxable gain or loss to shareholders. A form of such tax opinion was included as Exhibit 12 to the N-14 Registration Statement filed on June 6, 2023. As already provided for in Part C, Item 17.3 of the N-14 Registration Statement, the Registrant will file the final tax opinion in a post-effective amendment to the N-14 Registration Statement.

Comment #3

Please include in the body of the N-14 Registration Statement the Board determinations required by Rule 17a-8 under the Investment Company Act of 1940 that participation in the Reorganizations is in the best interests of the Target Funds; and the interests of the Target Funds’ existing shareholders will not be diluted as a result of the Reorganizations.

Response #3

The Registrant notes that this disclosure already appears in two places in the body of the N-14 – first, in the first paragraph of the section “Proposal 1 – Overview of the Proposed Reorganization” and second, in the first paragraph of the section “PMP Board Considerations.” In each case, there is a statement to the effect that the PMP Board finds the Reorganization to be (1) in the best interests of each Target Fund and its shareholders and (2) that participation in the Reorganization will not dilute the interests of the existing shareholders of each Target Fund. Additionally, in the shareholder letter there is a statement that the PMP Board believes the Reorganizations are in the best interests of the Target Funds’ shareholders.

July 7, 2023

Questions and Answers

Comment #4

Reference is made to the Q&A “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Funds?” We note that other expenses are going up for the new shell fund that are being waived down by the Adviser. Please explain.

Response #4

In response to the comment, the Registrant has modified the Q&A as follows:

While “other expenses” for the Acquiring Hodges Small Intrinsic Value Fund and Acquiring Hodges Blue Chip Equity Income Fund are higher than the “other expenses” for the Target Hodges Small Intrinsic Value Fund and Target Hodges Blue Chip Equity Income Fund, the fees and expenses you pay as a shareholder of a Target Fund ~~is~~ are expected to be the same after you become a shareholder of the corresponding Acquiring Fund as the Adviser has agreed to cap expenses for the Acquiring Funds at the same levels as its corresponding Target Fund for a period of at least two years following the Reorganization. There is no guarantee that this cap will be extended past the two years.

Comment #5

In the Q&A “Who is paying for expenses related to the Special Meeting and the Reorganizations?”, please state the estimated cost of the solicitation.

Response #5

The Registrant has added the requested disclosure.

SUMMARY COMPARISON OF THE FUNDS – Fees and Expenses

Comment #6

Reference is made to the fee comparison table for the Hodges Small Cap Fund. Please explain these numbers. The numbers for the Acquiring Hodges Small Cap Fund do match those shown for the Acquiring Small Cap Fund shown in the amendment to the Trust’s registration statement on Form N-1A registering the Acquiring Funds filed on May 25, 2023 (the “485A”).

Response #6

The Registrant notes that the N-14 Registration Statement contains accurate information. The 485A for the Acquiring Funds contained earlier numbers that were subsequently updated by the administrator for the Registrant. The Registrant will update the fee information for the Acquiring Hodges Small Cap Fund files when it files a new registration amendment on Form N-1A (the “485B”) in advance of the effective date for the 485A.

July 7, 2023

Comment #7

A.	Reference is made to the fee comparison table for the Hodges Small Intrinsic Value Fund. Please explain the increase in other expenses for the Acquiring Hodges Small Intrinsic Value Fund. Please make sure these numbers line up with the 485A.
B.	Reference is made to the fee comparison table for the Hodges Blue Chip Equity Income Fund. Please explain the increase in other expenses for the Acquiring Hodges Blue Chip Equity Income Fund. Please make sure these numbers line up with the 485A.

Response #7

A.	The Registrant notes that other expenses are higher for the Acquiring Hodges Small Intrinsic Value Fund because of certain Trust-wide fixed fees and the smaller asset base for the Hodges Small Intrinsic Value Fund. Recent liquidations of other funds in the Trust caused the per fund share of Trust-fixed fees to go up which is why the numbers differ from the 485A. The Registrant will update the fee information in the 485B for the Acquiring Funds accordingly.
B.	The Registrant notes that other expenses are higher for the Acquiring Hodges Blue Chip Equity Income Fund because of certain Trust-wide fixed fees and the smaller asset base for the Hodges Blue Chip Equity Income Fund. Recent liquidations of other funds in the Trust caused the per fund share of Trust-fixed fees to go up which is why the numbers differ from the 485A. The Registrant will update the fee information in the 485B for the Acquiring Funds accordingly.

Comment #8

Please confirm that the expense ratios shown for all Funds are up to date along with the expense examples.

Response #8

The Registrant confirms that the expenses ratios and expense example numbers shown for all Funds are up to date.

SUMMARY COMPARISON OF THE FUNDS – Comparison of Investment Restrictions – Fundamental Investment Restrictions

Comment #9

For the Acquiring Blue Chip Equity Income Fund, why are the investment restrictions spelled out instead of just saying “same” as is the case for the other Acquiring Funds?

Response #9

The Registrant notes that while the investment restrictions of the Target Blue Chip Equity Income Fund and the Acquiring Blue Chip Equity Income Fund are substantively identical, the format of the lead in of each restriction is slightly different. The format of the Acquiring Blue

July 7, 2023

Chip Equity Fund was revised this way to match the format used for each of the other Acquiring Funds. A statement to that effect has been added to the N-14 Registration Statement.

Part C - Exhibits

Comment #10

Please include 33 Act file numbers when exhibits are incorporated by reference.

Response #10

The Registrant will include all 33 Act files numbers for exhibits incorporated by reference in Pre-Eff. No. 1.

II.	Staff Accountant’s Comments

Comment #1

Please update the financial statements for the fiscal year ended March 31, 2023.

Response #1

The Registrant has updated the financial statements as requested and incorporated the Target Funds Annual Report for the fiscal year ended Mar. 31, 2023.

Comment #2

Please make sure that the auditor’s consent consents to the inclusion of the Target Funds’ financial statements.

Response #2

The Registrant confirms the auditor’s consent included in Pre-Eff. No. 1 specifically consents to the inclusion of the Target Funds’ financial statements.

Fee Table

Comment #3

The Staff notes that there is a difference of 1 basis point between the expenses of the Acquiring Small Cap Fund shown in the N-14 Registration Statement and those shown for the Acquiring Small Cap Fund shown in the 485A.

Response #3

The Registrant confirms that the expense numbers for the Acquiring Small Cap Fund shown in the N-14 Registration Statement are correct and confirms that the expense numbers for the Acquiring Small Cap Fund will be updated accordingly when the Registrant files the 485B in advance of the effective date for the 485A.

July 7, 2023

Comment #4

Please confirm that there are no differences in the purchase and redemption procedures as between the Target Funds and the Acquiring Funds.

Response #4

 The Registrant confirms that there are no difference in the purchase and redemption procedures as between the Target Funds and the Acquiring Funds.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum